

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (305) 446-4448

Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.
145 Almeria Ave.
Coral Gables, Florida 33134

> **Re: Southern Trust Securities Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed June 12, 2007**
> **File No. 000-52618**

Dear Mr. Escobio:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 13
Overview, page 13

1. We note your response to comment 8 of our letter dated May 29, 2007. Please revise your registration agreement to provide the substance of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. We note reference to the loss of an "independent contractor" on pages 20 and 22 and "large customer . . . who traded heavily through Refco" on page 22. Please revise to disclose the names of these individuals or entities.

Results of Operations—Three Months Ended March 31, 2007 . . ., page 20
Expenses, page 20

3. We note your response to comment 13 of our letter dated May 29, 2007, as well as your disclosure in the second paragraph under this heading. Please revise your disclosure in this section to name each of the officers who received stock compensation pursuant to the employment agreements dated January 4, 2007.

4. We note that your revenue from commissions decreased by 52% in the three months ended March 31, 2007, compared to the same period in 2006, while your commission and clearing fees decreased by 69%, while trading income decreased 87%. Please expand your disclosure to provide investors with a better understanding of the cost structure from the operations from which you compute trading income.

Results of Operations for the Years Ended 2006 and 2005, page 22

5. We note your response to comment 14 of our letter dated May 29, 2007. Please revise your disclosure to indicate the extent to which your increase in trading income was due to the loss of your "top producing independent contractor."

6. We note your response to comment 15 of our letter dated May 29, 2007. Please note that you are required to disclose any known trends, events, or uncertainties that are reasonably expected to have a material impact on your net sales or revenues or income from continuing operations. Disclosure of the number of and type of transactions currently in your pipeline is necessary for an understanding of your investment banking business and disclosure of this information will not jeopardize the private nature of any particular transaction in which you may or may not participate. Accordingly, we reissue prior comment 15.

7. We reissue prior comment 16. In revising your disclosure, please quantify the extent to which changes in items of revenue and expense are attributable to fluctuations in price and volume, respectively.

Expenses, page 23

8. We note your disclosure on page 23 that commissions and clearing fees for 2005 includes an additional expense adjustment of $383,000 related to shares issued to employees and officers as compensation. Please revise to explain in further detail the nature of this expense adjustment and how it arose. In addition, please tell us how you determined that this adjustment should be classified in commissions and clearing fees instead of employee compensation and benefits. Please revise your filing as necessary to reflect the amount of this adjustment in the line item most appropriate based on the nature of the cost incurred.

Liquidity and Capital Resources, page 24

   9. You disclose that cash used in investing activities for the quarter ended March 31, 2007 was $382,600; however, the amount per your statement of cash flows is $482,600. Please revise accordingly.

Recent Sales of Unregistered Securities, page 32

   10. We note your response to comment 24 of our letter dated May 29, 2007. Please clarify whether you meant Section 4(1) or Section 4(2) of the Securities Act of 1933.

Audited Financial Statements
General

   11. We have reviewed your response to prior comment 27. Based upon your response, it is unclear why there were no registration right payment arrangements pursuant to FSP EITF 00-19-2. It appears that you meet the definition per paragraph 4(a) of a registration payment arrangement, as you disclose that you agreed to register the common stock underlying the Series A preferred stock in any registration statement you file prior to March 1, 2010. Please clarify whether the arrangement requires you to transfer consideration to the counterparty if the registration statement is not declared effective or if effectiveness of the registration statement is not maintained. See paragraph 4(b) of FSP EITF 00-19-2. If you do not believe that your agreement to register the common stock underlying the Series A preferred stock constitutes a registration payment arrangement as defined by FSP EITF 00-19-2, please specifically describe the characteristics of your agreement which cause it not to meet the definition. Please also address your arrangements related to your Series B preferred stock.

Note 2 – Summary of Significant Accounting Policies, page F-6
General

   12. We note your response to comment 36 from our comment letter dated May 29, 2007, and the revisions made to your accounting policies for your interim financial statements for the period ended March 31, 2007. However, it appears that you accounted for stock compensation pursuant to APB 25 for the period ended December 31, 2005. If true, please revise your financial statement footnotes to describe your stock compensation accounting policies for both the years ended December 31, 2006, and 2005. Please also disclose in tabular format, your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123 as of December 31, 2005. See paragraph 45(c) of SFAS 123, as amended by SFAS 148.

Securities Owned, page F-6

13. We have reviewed your response to prior comment 37. As we previously requested, please disclose which revenue line item includes unrealized gains and losses on securities owned.

Note 8 – Series A 8% Convertible Preferred Stock, page F-11

14. We have reviewed your response to prior comment 40. As we previously requested, please provide us with your computations in which you determined that your convertible preferred stock did not give rise to a beneficial conversion feature. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example. Please also provide us with the computations for your Series B Convertible Preferred Stock.

Unaudited Financial Statements
Note 14 – Subsequent Events
Series B 8% Convertible Preferred Stock, page F-27

15. We note your disclosures which state that you may redeem the Series B preferred stock for cash under certain circumstances. However, it is unclear whether the Series B preferred stock includes any mandatory redemption features and/or if the Series B preferred stock is redeemable for cash or other assets by the holder under any circumstances. If so, please revise to describe those circumstances. If not, please tell us what accounting literature you relied upon to determine the classification of your Series B convertible preferred stock. Please refer to EITF Topic D-98 and Rule 5-02.28 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Kathleen Brown (*via facsimile* 703/852-2716)
        Law Office of Kathleen Brown, P.C.
        4531 N. 11th Street
        Arlington, Virginia 22201